UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IN8bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

45674E 109

(CUSIP Number)

August 3, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674E 109	Page 2 of 8 Pages

1.	Name of Reporting Persons Transcend Partners Opportunity Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,111,958(1) (3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,111,958(1) (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,111,958(1) (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares of Common Stock held by Transcend Partners Opportunity Fund I LLC (“Transcend”). Any action with respect to the shares of Common Stock held by Transcend, including voting and dispositive decisions, requires at least a majority vote of its managing members, Grant Fairbairn, Nina Fairbairn, and Scott Kintz, each of whom disclaim beneficial ownership of such shares.

(2)

The calculation is based on 31,601,145 shares of Common Stock of the Issuer outstanding as of August 7, 2023 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

(3)	Reports holdings as of August 10, 2023.

CUSIP No. 45674E 109	Page 3 of 8 Pages

1.	Name of Reporting Persons Emily Fairbairn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 196,081(1) (4)
	6.	Shared Voting Power 91,336(2) (4)
	7.	Sole Dispositive Power 196,081(1) (4)
	8.	Shared Dispositive Power 91,336(2) (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,417(1) (2) (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 27,706 shares of Common Stock held by Emily T. Fairbairn Roth IRA, (ii) 119,042 shares of Common Stock held directly by Ms. Fairbairn and (iii) 49,333 shares of Common Stock underlying outstanding options held by Ms. Fairbairn that are immediately exercisable or will be immediately exercisable within 60 days of August 10, 2023.

(2)

Consists of 91,336 shares of Common Stock held by Valley High Limited Partnership (“Valley High”). Ms. Fairbairn’s spouse is the sole managing partner of Valley High. Accordingly, Ms. Fairbairn disclaims beneficial ownership of the shares held by Valley High except to the extent of her pecuniary interest therein.

(3)

The calculation is based on dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 31,601,145 shares of Common Stock of the Issuer outstanding as of August 7, 2023 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023, and (ii) 49,333 shares of Common Stock underlying outstanding options held by Ms. Fairbairn that are immediately exercisable or will be immediately exercisable within 60 days of August 10, 2023.

(4)	Reports holdings as of August 10, 2023.

CUSIP No. 45674E 109	Page 4 of 8 Pages

Explanatory Note

This Schedule 13G (this “Statement”) reports the shares of common stock, par value $0.0001 per share (the “Common Stock”), of IN8bio, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Transcend Partners Opportunity Fund I LLC (“Transcend”) and Emily Fairbairn (“Ms. Fairbairn”) (collectively, the “Reporting Persons”) as of August 10, 2023. This Statement also includes certain disclosures for which a Schedule 13D and Amendment No. 1 thereto were previously inadvertently not filed by the Reporting Persons as of August 3, 2021 and August 16, 2022, respectively. In addition, this Statement constitutes an “exit” filing by Ms. Fairbairn.

Item 1(a).	Name of Issuer

IN8bio, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

350 5th Avenue, Suite 5330

New York, NY 10118

Item 2(a).	Name of Person Filing

This Schedule 13G (this “Statement”) is filed by Transcend Partners Opportunity Fund I LLC (“Transcend”) and Emily Fairbairn (Ms. Fairbairn) (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is as follows:

10 Orinda View Road

Orinda, CA 94563

Item 2(c).	Citizenship

The citizenship of each of the Reporting Persons is the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number

45674E 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned: See responses to Item 9 on each cover page.

(b) Percent of class: See responses to Item 11 on each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

CUSIP No. 45674E 109	Page 5 of 8 Pages

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

On August 3, 2021, the closing date of the Issuer’s initial public offering of shares of Common Stock (the “Offering”), the sole manager of Transcend was Ms. Fairbairn, who has served as a director of the Issuer since the Offering. Accordingly, at such time, Ms. Fairbairn was deemed to beneficially own the shares of Common Stock held by Transcend.

In connection with the Offering, Transcend purchased 100,000 shares of Common Stock for an aggregate purchase price of $1.0 million. Following the Offering, Transcend beneficially owned 3,322,485 shares of Common Stock, representing 17.7% of the then-outstanding shares of Common Stock, and Ms. Fairbairn beneficially owned 3,441,527 shares of Common Stock, representing 18.4% of the then-outstanding shares of Common Stock. Except for the 91,336 shares of Common Stock held by Valley High Limited Partnership (“Valley High”), of which Ms. Fairbairn’s spouse is the sole managing partner, Ms. Fairbairn had sole voting and sole dispositive power over the shares of Common Stock beneficially owned by her.

In connection with the Issuer’s follow-on offering on August 16, 2022 (the “Follow-On Offering”), Transcend purchased 789,473 shares of Common Stock for an aggregate purchase price of $1.5 million. Following the Follow-On Offering, Transcend beneficially owned 4,111,958 shares of Common Stock, representing 16.8% of the then-outstanding shares of Common Stock, and Ms. Fairbairn beneficially owned 4,264,158 shares of Common Stock, representing 17.4% of the then-outstanding shares of Common Stock. Except for the 91,336 shares of Common Stock held by Valley High, of which Ms. Fairbairn’s spouse is the sole managing partner, Ms. Fairbairn had sole voting and sole dispositive power over the shares of Common Stock beneficially owned by her.

Effective July 28, 2023, any action with respect to the shares of Common Stock held by Transcend, including voting and dispositive decisions, requires at least a majority vote of its managing members, Grant Fairbairn, Nina Fairbairn, and Scott Kintz, each of whom disclaim beneficial ownership of such shares of Common Stock. Accordingly, as of July 28, 2023, Ms. Fairbairn no longer has voting or dispositive control over the shares of Common Stock held by Transcend.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Effective July 28, 2023, Ms. Fairbairn ceased to be the beneficial owner of more than five percent of the Common Stock. As of August 10, 2023, Transcend remains a beneficial owner of more than five percent of the Common Stock as disclosed on the cover page for Transcend.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 45674E 109	Page 6 of 8 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit List

Exhibit 1: Joint Filing Agreement

CUSIP No. 45674E 109	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

TRANSCEND PARTNERS OPPORTUNITY FUND I LLC

By:	/s/ Nina Fairbairn
Name: Nina Fairbairn Title: Managing Member

EMILY FAIRBAIRN

By:	/s/ Emily Fairbairn
Name: Emily Fairbairn